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[redacted]

AD 3/29/06

SECURITIE 06006923 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: f/k/a CommonWealth Equity Services, Inc.
K/N/A CommonWealth Equity Services LLP
COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY

FIRM ID. NO.
8032

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK
WALTHAM, MASSACHUSETTS 02453

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I RICHARD HUNTER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public

JOHN R. HAGBERG
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 7, 2008

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES LLP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES INC.

Years Ended December 31, 2005 and 2004

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Shareholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-14
SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONROL STRUCTURE REQUIRED BY SEC RULE 17a-5	15-16
SUPPLEMENTARY INFORMATION:	
Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3-1	17
Schedule II: Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3	18
Schedule III: Statement of Changes in Liabilities Subordinated to Claims of General Creditors	19

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Commonwealth Financial Network[SM], ("Commonwealth" or the "Company") a Registered Service Mark for Commonwealth Equity Services, LLP as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II, and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 20, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

COMMONWEALTH FINANCIAL NETWORK[SM]
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 14,582,181	$ 17,265,296
Restricted cash and cash equivalents	124,321	-
Receivables:		
Brokers and clearing organizations	13,364,205	12,337,084
Employees and registered representatives	3,811,993	2,756,970
Other	12,403	5,244
Securities owned, at market value	4,922,732	4,019,647
Property and equipment, net	5,599,979	4,400,273
Other assets	741,925	1,193,200
Restricted investments, at market value	2,594,562	-
Deposits with clearing organizations and others	50,000	50,000
Exchange membership	18,500	18,500
Total assets	$ 45,822,801	$ 42,046,214
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 11,817,575	$ 7,482,795
Payables		
Brokers and clearing organizations	10,230,336	9,427,807
Other	535,800	1,739,633
Subordinated borrowings	19,555,000	15,555,000
Other liabilities	111,584	604,968
Due to affiliates	114,712	305,311
Total liabilities	42,365,007	35,115,514
Commitments and contingencies (Note 9)		
Shareholders' Equity:		
Equity; 2,700,000 units authorized and 2,400,000 issued and outstanding at December 31, 2005 and 2004, respectively	1,670,818	1,670,818
Retained earnings	1,786,976	5,259,882
Total shareholders' equity	3,457,794	6,930,700
Total liabilities and shareholders' equity	$ 45,822,801	$ 42,046,214

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions and fees	$ 255,357,437	$ 213,914,493
Other income	42,813,121	35,799,036
Principal transactions	4,243,312	4,229,377
Interest income	1,024,426	552,509
Total revenues	303,438,296	254,495,415
Expenses:		
Commissions	227,844,602	190,877,191
Compensation and benefits	32,736,761	30,883,467
Management fees	16,179,232	12,841,131
Brokerage, exchange and clearing fees	5,513,588	4,837,988
Occupancy	5,218,824	3,852,015
Legal and professional fees	744,277	362,103
Settlement costs	7,048,022	596,328
Communications	1,347,044	1,240,649
Recruiting and advertising	2,672,369	1,904,350
Data processing and technology	1,704,205	1,448,958
Interest expense	1,363,991	1,355,898
Miscellaneous expense (income)	383,295	(545,317)
Total expenses	302,756,210	249,654,761
Net income before taxes	682,086	4,840,654
Income taxes	(72,211)	699,926
Net income	$ 754,297	$ 4,140,728

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
Statements of Shareholders' Equity
Years Ended December 31, 2005 and 2004

	2005	2004
Balance, beginning of year	$ 6,930,700	$ 4,835,462
Distributions	(4,227,203)	(2,051,000)
Retirement of treasury stock	-	5,510
Net income	754,297	4,140,728
Balance, end of year	$ 3,457,794	$ 6,930,700

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 754,297	$ 4,140,728
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,779,234	1,478,971
Unrealized gain on trading securities	(71,686)	(140,928)
Deferred taxes	-	75,137
Retirement of treasury stock	-	5,510
Changes in assets and liabilities:		
Receivables	(2,089,303)	(3,887,461)
Securities owned, at cost	(831,399)	12,174
Other assets	(2,267,608)	(552,667)
Accounts payable	(401,304)	3,094,041
Accrued liabilities	3,841,396	1,605,351
Due to affiliates	(190,599)	137,633
Net cash provided by operating activities	523,028	5,968,489
Cash flows from investing activities:		
Acquisition of property and equipment, net	(2,978,940)	(2,186,638)
Net cash used in investing activities	(2,978,940)	(2,186,638)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	4,000,000	5,000,000
Distributions	(4,227,203)	(2,051,000)
Net cash (used in) provided by financing activities	(227,203)	2,949,000
Net (decrease) increase in cash and cash equivalents	(2,683,115)	6,730,851
Cash and cash equivalents, beginning of year	17,265,296	10,534,445
Cash and cash equivalents, end of year	$ 14,582,181	$ 17,265,296
Supplemental Disclosure of Cash Flow Information:		
Interest	$ 2,042,156	$ 722,611
Taxes	$ 624,568	$ 119,800

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLP ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979 has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

Business Reorganization
In 2004, the Company converted from an S corporation to a Limited Liability Partnership. For federal tax purposes, the LLP has elected to be taxed as an S Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generated as a result of the purchase and sales of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis.

Securities Transactions
Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Value of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables, and subordinated borrowings.

Receivable from and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

Variable Interest Entities
Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitled it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of December 31, 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be a S corporation and a Limited Liability Partnership for federal and state tax purposes, respectively. As a result, income and losses of the Company are passed through to its shareholders for tax purposes. Accordingly, no provision has been made for federal income taxes. The Company provides for state income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

Reclassifications

Certain amounts in the 2004 financial statements have been reclassed to conform to the classifications in the 2005 financial statements. These reclassifications had no effect on previously reported results of operations or retained earnings.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and related interpretations in accounting for its stock option plan. During the first quarter of fiscal 2003, the Company adopted the disclosure provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure"*. The following table illustrates the effect on net income had the Company adopted the fair value based model of accounting for stock-based employee compensation for all periods presented.

	2005	2004
Net income, as reported	$ 754,297	$ 4,140,728
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effect	540,484	404,783
Pro forma net income	$ 213,813	$ 3,735,945

Recently Issued Accounting Standards
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model, which the Company currently uses for its disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning in fiscal year 2006. The Company is currently evaluating the impact of applying the various provisions of SFAS No. 123R.

In May 2005, the FASB Issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt SFAS No. 154 on January 1, 2006; however, management does not expect the adoption of SFAS No. 154 to have a material impact on the Company's cash flows, results of operations, or financial position.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*" ("SFAS No. 115"). SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading securities. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the years ended December 31, 2005 and 2004, unrealized gains on trading securities held were $71,686 and $140,928, respectively.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2005 and 2004, there were trades that were pending settlement, resulting in a due from clearing organizations of $512,707 and $381,274, respectively, included in the statement of financial condition.

NOTE 5 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2005	2004
Computers, furniture and fixtures	$ 9,516,820	$ 7,945,350
Software	3,216,927	2,676,389
Leasehold improvements	2,567,685	1,700,809
	15,301,432	12,322,548
Accumulated depreciation	(9,701,453)	(7,922,275)
	$ 5,599,979	$ 4,400,273

NOTE 6 – SUBORDINATED BORROWINGS - RELATED PARTY

The lenders, consisting of the Company's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As shown on Schedule III, during 2005 and 2004, an additional $4,000,000 and $5,000,000, respectively, was loaned to the Company.

The Company has subordinated borrowings maturing as follows:

2007	$ 2,600,000
2008	5,000,000
2009	8,480,000
2010	3,475,000
Total	$ 19,555,000

The interest rate on all subordinated debt is at the prime lending rate (7.25% and 5.25% at December 31, 2005 and 2004, respectively) plus one percent, payable monthly. Interest expense on these loans for the years ended December 31, 2005 and 2004 totaled $1,362,817 and $676,809, respectively.

NOTE 7 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred provision for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation and amortization.

The components of the (benefit) provision for income taxes are as follows:

	2005	2004
State income tax (benefit) provision, current	$ (71,666)	$ 626,060
State income tax (benefit), deferred	(545)	73,866
	$ (72,211)	$ 699,926

NOTE 8 - OPTION PLANS

Stock Option Plan
On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant stock options to its employees only for the purchase of common stock, up to a maximum of 300,000 shares. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, December 31, 2003	139,990	$19.40 - $28.05	$ 23.97
Granted	73,610	$33.36 - $42.02	40.11
Exercised	-	-	-
Canceled	(24,100)	$19.40 - $41.07	31.45
Options outstanding, December 31, 2004	189,500	$19.40 - $42.02	29.77
Granted	90,940	$38.85 - $43.58	40.37
Exercised	-	-	-
Canceled	(28,230)	$19.40 - $43.58	32.22
Options outstanding, December 31, 2005	252,210	$19.40 - $43.58	$ 33.32
Options exercisable, December 31, 2004	72,722	$19.40 - $41.07	$ 23.83
Options exercisable, December 31, 2005	116,282	$19.40 - $43.58	$ 28.33

SFAS No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"), requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*", and elect the disclosure-only alternative under SFAS No. 123 and SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FAS 123*". The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the years ended December 31, 2005 and 2004 using the minimum value approach as prescribed by SFAS No. 123.

The assumptions are as follows for the year ended December 31:

	2005	2004
Risk free interest rate	4.2 - 4.5%	4.0 - 4.5%
Expected dividend yield	0%	0%
Expected life	8 years	8 years
Volatility	0%	0%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease
The Company leases office space in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2016, respectively. During July 2005, the Company began to lease additional space in its Waltham office and extended the lease term through 2011. As part of the lessor's requirement for leasing this additional office space, the Company has set aside funds totaling approximately $2,700,000, which is reported as restricted cash and cash equivalents and restricted investments on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduces the Company's overall rental costs. Sublease rental income included in rent expense was $418,578 and $92,354 for the years ended December 31, 2005 and 2004, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2006	$ 2,636,915	$ 96,027
2007	3,045,280	96,027
2008	3,204,001	96,027
2009	3,338,505	87,525
2010	3,416,371	-
Thereafter	7,395,978	-
Total	$ 23,037,050	$ 375,606

Rent expense under these leases were $2,769,872 and $1,616,465 for the years ended December 31, 2005 and 2004, respectively.

Litigation and Claims
The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2005 and 2004, the Company was the co-defendant in several lawsuits with claims of approximately $325,000 and $955,500, respectively. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. In accordance with FASB Statement No. 5, *"Accounting for Contingencies"*, the Company has accrued expenses for legal fees of approximately $375,000 and $331,000, estimated probable settlement costs relating to the Company's defense in various lawsuits of $4,600,000 and $0, and regulatory fines of $250,000 and $0 for the years ended December 31, 2005 and 2004, respectively.

Deferred Compensation
The Company entered into agreements (the "agreements") with five employees (the "employees") in 2005 that provide for the payment of deferred compensation upon termination of employment subject to a five-year vesting schedule beginning January 1, 2006. Following termination of employment, each of the employees will be entitled to receive six semi-annual cash payments that in total equal the value of his vested deferred compensation as determined under terms of the agreements. The Company will begin recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

Equity Repurchase Obligation – Minority Owner
The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of agreements (the "agreements") signed in 1999. Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under terms of the agreements.

NOTE 10 – TREASURY STOCK

The Company's management has identified all issued and outstanding common shares and the corresponding shareholders. Management has exhausted significant efforts to identify amounts previously identified as treasury stock and concluded that there were no shares held in treasury. During 2004, the Company retired the treasury stock and the balance was reduced to $0 at December 31, 2004.

NOTE 11 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2005 and 2004 were $554,653 and $425,862, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to Affiliate
During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing support to CESI. At December 31, 2005 and 2004, the balance due to affiliated parties was $114,712 and $305,311, respectively. Expenses allocated to CESI for marketing and operational support was $880,712 and $1,232,712 for the years ended December 31, 2005 and 2004, respectively.

Management Fees
The Company pays management fees to a firm controlled by the Company's principal shareholder. For the years ended December 31, 2005 and 2004, $16,179,232 and $12,841,131, respectively, were paid in fees.

NOTE 13 - CONCENTRATIONS

For the years ended December 31, 2005 and 2004, commissions receivable from its clearing firm, National Financial Services, Inc., was $9,134,608 and $8,329,993, respectively, or 68% and 68%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $7,629,260 and $10,750,157, which was sufficient to meet the required net capital of $1,539,393 and $1,314,378, respectively. The Company's net capital ratio for December 31, 2005 and 2004 was 3.03 to 1 and 1.83 to 1, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2005 and 2004.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Stockholders of
Commonwealth Financial Network[SM]
A Registered Service Mark of
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Commonwealth Financial Network[SM], a Registered Service Mark for Commonwealth Equity Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown LLP

Boston, Massachusetts
January 20, 2006

COMMONWEALTH FINANCIAL NETWORK[SM]
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2005

Schedule I

Total shareholders' equity		$ 3,457,794
Subordinated loans for equity capital		19,555,000
Total capital and allowable subordinated liabilities		23,012,794
Less: Non-allowable assets for the Statement of Financial Condition		(14,652,433)
Net capital before haircuts on securities		8,360,361
Less: haircuts on securities		731,101
Net capital		7,629,260
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 1,539,393	
or Minimum dollar net capital requirement	100,000	1,539,393
Excess net capital		$ 6,089,867
Aggregate indebtness		$ 23,090,898
Percentage of aggregate indebtedness to net capital		303%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

COMMONWEALTH FINANCIAL NETWORK[SM]
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year Ended December 31, 2005

Schedule III

Balance, beginning of year	$ 15,555,000
Additions	4,000,000
Balance, end of year	$ 19,555,000